Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cannecht, Inc.
70 SW Century Dr #1119
Bend, OR 97702
https://cannecht.com

Up to $1,234,999.61 in Common Stock at $0.67
Minimum Target Amount: $9,999.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Cannecht, Inc.
Address: 70 SW Century Dr #1119, Bend, OR 97702
State of Incorporation: DE
Date Incorporated: February 19, 2021

Terms:

Equity

Offering Minimum: $9,999.75 | 14,925 shares of Common Stock
Offering Maximum: $1,234,999.61 | 1,843,283 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.67
Minimum Investment Amount (per investor): $150.75

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Shares

Because you've been involved in our earlier investment rounds, you are eligible for additional bonus shares.

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares,

Amount-Based:

$500+ | Germination

Help us plant the seeds of the Cannecht platform so we can continue to plan our radical feature roadmap. With this investment, we'll send you a custom Cannecht garden plaque commemorating your investment + limited edition Cannecht shirt.

$1,000+ | Seedling

Everything in the Germination level + an exclusive Cannecht swag pack (shirt, hat, and canvas bag) + your name or company name memorialized in the "Growth Partners" section on our website. Plus, a shareable $250 Cannecht platform credit.

$2,500+ | Vegetative

Everything in Seedling + $500 Cannecht platform credit + dinner with the founders at one of four quarterly industry events in 2023 or 2024.

$5,000+ | Pre-flowering

Everything in Vegetative + $1,000 Cannecht platform credit + flight for one guest (within the US) & hotel for two nights at either MJBiz conference in Las Vegas (November 2022) or our Bend, Oregon hometown in Spring 2023 (Founders dinner also included).

$10,000+ | Flowering

Everything in Pre-flowering + $1,500 Cannecht platform credit + invitation to our quarterly investor advisory/platform design meetings.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Cannecht will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.67 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $67. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Cannecht, Inc. ("Cannecht" or the "Company") is a Delaware C-Corp and cannabis B2B marketplace where licensed cannabis operators and professional services providers (attorneys, accountants, marketers, laboratories, HR, PR, etc) are matched and start projects together.

We plan to earn revenue from these providers who list their services on our platform, and we never touch the cannabis plant or processed products. Our revenue will be earned from listing, transaction, and subscription fees charged to providers only. There is no charge to operators.

Competitors and Industry

Industry

The cannabis industry relies on several traditional methods of marketing to make meaningful connections, ultimately all generating leads. Cannecht shifts this paradigm into deal creation by generating hyper-specific service matching on a scalable AI-driven platform. Word of mouth, referrals, conferences, and pounding the pavement to find partners willing and qualified to service cannabis entities is outdated and cumbersome. Cannecht offers a uniquely efficient means to bypass the mundane repetition of all of the above through a double-blind matching and contract presentation algorithm.

Cannecht has positioned itself as an intermediary between cannabis operators and professional services providers, streamlining the way cannabis companies find service providers to save them time & money. The cannabis industry remains a high-growth opportunity across multiple business fronts. In particular, many established business professionals are choosing to wade into this once-in-a-lifetime career change by applying for and opening newly licensed business entities in cultivation, manufacturing, distribution, and retail verticals.

Among the expected challenges that any entrepreneur encounters, the cannabis industry presents a number of unique challenges because of its regulated nature. One major area of particular consideration is the establishment of available, capable, dedicated, and/or accredited professional services partners. In particular, and as sampled below, cannabis business owners may find it challenging to find attorneys, accountants, security personnel, insurance offerings, marketing professionals, and the like who are clearly dedicated to the success of the industry as a whole AND who bring a certain level of nuanced commitment to the terminology, culture, regulations, and risk that are increasingly important to understand.

The Cannecht platform addresses all of these factors through its simplified matching, rating, badging, and direct contracting functionality, among other features yet to be released.

Competitors

With the relative youth of the cannabis industry in mind, there are few direct competitors to the matching/marketplace model that Cannecht has developed. There are, however, cannabis directory sites that list a subset of the TAM/SAM that the Cannecht platform is capable of servicing over time. Some of these sites within the cannabis industry, and potentially competitive, include: biz420directory.com, cannabisbusinessexecutive.com, cbxdirectory.com, ganjapreneur.com, mjphonebooks.com, or usacannabisdirectory.com.

Interestingly, many additional sites that were online during Cannecht's initial competitive landscape survey in August 2021 are no longer in business. Although impossible to say exactly why, it is likely due to the difficult nature of keeping these sites relevant and full of advertising customers. This, incidentally, is exactly how the Cannecht platform does NOT earn its revenue. Instead, Cannecht intends to earn revenue from listing, transaction, and subscription fees charged solely to the professional services providers on the platform. Thus providing a relatively stable and varied revenue model as compared to purely ad-driven sites. Additionally, a comfortable majority of those who responded to this 2021 survey responded with a 9 or 10/10 when asked if they wanted "something better" than a directory site when finding cannabis service providers. Finally, and quite concretely, Cannecht not only serves as a directory but also a comparative pricing, availability, scoring, badging, and letter of intent presentation tool, all in one simple user interface.

Current Stage and Roadmap

Current Stage

The Cannecht platform launched its private beta in March 2022 and is steadily onboarding early adopters through a 12-month rollout. We are limited currently to the US and are in a pre-revenue stage of development. The next major milestone is scheduled for Q2 2023 when Cannecht plans to launch market analytics, industry association badging (reputation management), and a full-scale national rollout of the platform.

The beta program intentionally controls the number of users so that we are functionally able to manage the feedback we request, above and beyond large-scale acquisition. The idea has been to use the most appropriate time and money to design, develop, and deploy the platform for long-term viability. We currently have 107 providers and 67 operators, which aligns with our goals to better understand if the platform is viable, valuable, and desirable to a broader audience. Our stated pro forma goal throughout 2022 has been to onboard 1,000 providers within 12 months of a full public launch. With funding and staff, we're 100% confident this will be possible. We've done this using IP address verification and restriction codes. Once we decide to expand internationally, we intend to govern this expansion through a carefully controlled login allowance to those countries with mature and desirable cannabis programs and service providers.

Roadmap

In store for later in 2023 is an anticipated international rollout and expansion into other regulated markets adjacent to cannabis. Expansion is planned to begin in established markets where service providers bring deep experience to the industry, then to emerging markets where newly licensed operators are seeking these services.

Marketing and advertising efforts have been launched and are expanding progressively.

The Team

Officers and Directors

Name: Peter Crawford

Peter Crawford's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: February, 2021 - Present
  Responsibilities: The Chief Executive Officer (CEO) is responsible for developing and assisting sales growth, partnership creation, client management, and project delivery for cannecht's internally developed SaaS tool where licensed cannabis operators and service providers quickly secure contracts and form trusted partnerships. The CEO receives $84,000 annually and is ultimately accountable for being a significant contributor to improving the product's P&L, developing

and delivering the company roadmap, ensuring the marketing team has a positive impact on the product's growth, and ensuring the product is positively regarded in the marketplace. The CEO will work directly with the company COO and Product Ops teams to ensure project success.

- **Position:** President
  Dates of Service: February, 2021 - Present
  Responsibilities: Responsible for the general supervision, direction, and control of the business and other officers of the Company and has the general powers and duties as prescribed by the Board of Directors.

- **Position:** Secretary
  Dates of Service: February, 2021 - Present
  Responsibilities: Responsible for keeping a book of minutes of all meetings and actions of directors, committees of directors, and stockholders as well as keeping a share register, or a duplicate share register.

Other business experience in the past three years:

- **Employer:** Flourish Software
  Title: Vice President Of Professional Services
  Dates of Service: October, 2018 - May, 2020
  Responsibilities: Directed 12-member distributed team of Service Delivery, E-learning, and Support professionals to implement and support $6M+ ACV on award-winning cannabis seed-to-seed SaaS platform; AWS, React, MySQL. Guided 100+ implementations decreasing average Time-To-Completion from 30+ business days to <10. Vetted and deployed Professional Services Automation (Accelo), Help Center (HelpDocs), Services Communication (Intercom & Mightycall), Support Desk (Jira), Internal Wiki (Confluence & SharePoint), and Reporting (Power BI) platforms. Key executive team member, sales lifecycle technical advisor, UI/UX development contributor, and P&L director.

Other business experience in the past three years:

- **Employer:** Orevape
  Title: Co-founder & Co-inventor
  Dates of Service: December, 2016 - December, 2021
  Responsibilities: Worked to develop and successfully patent a revolutionary vaporizing delivery system in a portable hardware device

Other business experience in the past three years:

- **Employer:** Motagy
  Title: Operations Consultant
  Dates of Service: January, 2016 - February, 2021

Responsibilities: A technical and operational consultancy focused on bridging procedural, organizational, compliance, and technological gaps in the cannabis industry and associated verticals. Specializing in technology sourcing and implementation, facility engineering, retail operational restructuring, compliance and process development, investment guidance, and human capital management for small and medium sized cannabusinesses.

Name: Elizabeth May

Elizabeth May 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: March, 2022 - Present
  Responsibilities: Elizabeth researches revenue opportunities and spearheads fundraising initiatives to grow cannecht. Additionally, her role encompasses developing and managing budgets, overseeing all HR activities, financial IT systems, risk management, and forecasting and analyzing economic trends. She currently works full time in this role and takes $60,000/year as salary.

- **Position:** Treasurer
  Dates of Service: February, 2021 - Present
  Responsibilities: Responsible to keep adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts, and other investment accounts of the company.

Other business experience in the past three years:

- **Employer:** Money Management Podcast
  Title: Fund Accountancy and Business Development
  Dates of Service: June, 2021 - Present
  Responsibilities: Occasional podcast special guest and business development advisor. Contributes approximately 10 hours per month.

Name: Jonathan Reynolds

Jonathan Reynolds's current primary role is with Thirdera. Jonathan Reynolds currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: July, 2021 - Present
  Responsibilities: Board Member Responsibilities: Knowing the organization's mission, programs, policies, and needs. Preparing for meetings by reviewing the

agenda and supporting documentation. Regularly attending board meetings and participating actively and conscientiously. Keeping up with issues and trends that affect the organization. Participating in the evaluation of business operations and executives. Approving audit reports, budgets, and business decisions. Contributing to the development of policies and strategic plans. Understanding the organization's financial affairs and ensuring fiduciary responsibilities are met. Ensuring the organization complies with legal requirements. Maintaining confidentiality on all internal organizational affairs. Does not currently take a salary and contributes approximately 1 hour per month for his director position with Cannecht.

Other business experience in the past three years:

- **Employer:** Thirdera
  Title: SVP, Alliances, Innovation and Corporate Development
  Dates of Service: February, 2021 - Present
  Responsibilities: Executive leader charged with organizational growth, partnership development, and worldwide corporate visibility. Jonathan works approximately 40 hours per week in this role.

Other business experience in the past three years:

- **Employer:** Accenture
  Title: Director of Global ServiceNow Alliance
  Dates of Service: April, 2016 - February, 2021
  Responsibilities: Responsible for the Global Alliance relationship with ServiceNow. Architected and implemented the global partnership strategy, including the ServiceNow Business Group, across all partner programs, leveraging the best of Accentire respective capabilities to deliver outcomes that are greater than the sum of their parts. Supported Accenture global practice operations and standardization across all regions Accenture delivered consulting services, working with emerging markets to enable their practices and accelerate their growth. Accelerated partnership to the top revenue influencing partner for the last four years, largest certified partner and three time partner of the year.

Name: Preston Callicott

Preston Callicott's current primary role is with Startup/Tech Advisor/Investor. Preston Callicott currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director & Strategic Advisor
  Dates of Service: February, 2022 - Present
  Responsibilities: Board Member Responsibilities: Knowing the organization's

mission, programs, policies, and needs. Preparing for meetings by reviewing the agenda and supporting documentation. Regularly attending board meetings and participating actively and conscientiously. Keeping up with issues and trends that affect the organization. Participating in the evaluation of business operations and executives. Approving audit reports, budgets, and business decisions. Contributing to the development of policies and strategic plans. Understanding the organization's financial affairs and ensuring fiduciary responsibilities are met. Ensuring the organization complies with legal requirements. Maintaining confidentiality on all internal organizational affairs. Does not currently take a salary and contributes approximately 1 hour per month for his positions with Cannecht.

Other business experience in the past three years:

- **Employer:** Effectual
  Title: Senior Vice President Business Development
  Dates of Service: June, 2020 - September, 2021
  Responsibilities: Strategic business development and continuity liaison during acquisition period.

Other business experience in the past three years:

- **Employer:** Five Talent Software
  Title: Chief Executive Officer
  Dates of Service: July, 2010 - September, 2021
  Responsibilities: CEO of Five Talent Software, a privately held company focused on custom websites, mobile apps and custom enterprise application development.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the company shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology and professional services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to approximately $1,235,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought,

it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
Cannecht has positioned itself as an intermediary between Cannabis Operators and Professional Service Providers, streamlining the way cannabis companies find service providers to save them time & money. The cannabis industry remains a high growth opportunity across multiple business fronts. In particular, many established business professionals are choosing to wade into this once-in-a-lifetime career change by applying for and opening new licensed business entities in cultivation, manufacturing, distribution, and retail verticals. Among the expected challenges that any entrepreneur encounters, the cannabis industry presents a number of unique challenges because of its regulated nature. One major area of particular consideration is the establishment of available, capable, dedicated, and/or accredited professional services partners. In particular, and as sampled below, cannabis business owners may find it challenging to find attorneys, accountants, security personnel, insurance offerings, marketing professionals and the like whom are clearly dedicated to the success of the industry as a whole AND whom bring a certain level of nuance commitment to the terminology, culture, regulations, and risk that are increasingly important to understand. The Cannecht platform addresses all of these factors through its simplified matching, rating, badging, and direct contracting functionality, among other features yet to be released. Below are a few examples of the marketplace's customer base, their semi-fictional personas, and how the Cannecht platform addresses their concerns, or plans to in the future.

We may never have an operational product or service
Cannecht commenced operations in February 2021 and is organized as an ‘C’ Corporation under the laws of the State of Delaware. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company’s proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company’s success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Cannecht will even operate profitably.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them.

However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
While there does exist some current competition, Management believes that Cannecht's platform is demographically well positioned, top quality and unique in nature. The expertise of Management combined with the innovative nature of its

marketing approach, set the Company apart from its competitors. However, there is the possibility that new competitors could seize upon Cannecht's business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than Cannecht, which could give them a significant advantage. There is the possibility that the competitors could capture a significant market share of Cannecht's intended market. The current competitive landscape includes mostly cannabis directory sites. These sites tend to offer a few dozen to a couple of hundred listings at most. None offer a comparative analysis of these vendors unlike Cannecht. Although it could be possible for some of these sites to redirect efforts towards deal creation vs lead generation, it is unlikely due to existing advertising model limitations. The Cannecht platform is designed to produce immediate results for cannabis operators seeking business partners, not more work filtering through simple descriptive vendor paragraphs, contacting them individually, deciphering pricing models, and nailing down contract terms.

We are an early stage company and have not yet generated any profits
Cannecht, Inc. was formed on February 19, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cannecht Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Cannecht platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. Altogether, the Company owns a total of 37 intellectual property assets including trademarks, copyrights, Internet domain names, trade secrets, and pending patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's

intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Cannecht, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Cannecht, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Marketing and User Acquisition
The Company plans on expanding its business through the introduction of a sophisticated marketing campaign. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Pete Crawford	8,640,000	Common Stock	72.5%

The Company's Securities

The Company has authorized SAFE, Convertible Notes, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,843,283 of Common Stock.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $435,000.00
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: None

Material Rights

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In a Liquidity Event or Dissolution Event, the SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is senior to payments for Common Stock.

Convertible Notes

The security will convert into Series aa preferred stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $250,000.00
Maturity Date: April 13, 2024
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00

Conversion Trigger: 24-months

Material Rights

In the event of a liquidation, dissolution or winding up of the Company, the Preferred shareholder will have the right to receive the original purchase price prior to any distribution to the common stock. The remaining assets will be distributed pro rata to the holders of common stock. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company.

Each share of Preferred will have the right to a number of votes equal to the number of shares of common stock issuable upon conversion of each such share of Preferred. The Preferred will vote with the common stock on all matters except as specifically provided herein or as otherwise required by law.

Common Stock

The amount of security authorized is 16,000,000 with a total of 12,905,000 outstanding.

Voting Rights

1 vote per 1 share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 1,000,000 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 25,000 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $435,000.00
  Use of proceeds: Early platform development, staffing, marketing, and customer acquisition efforts.
  Date: October 01, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Early platform development, staffing, marketing, and customer acquisition efforts.
  Date: May 20, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Our current monthly burn rate is about $45,000. We have pared down our monthly spend as we work to secure funding. Currently, the Company can operate for an additional 3 months without further revenue generation.

Foreseeable major expenses based on projections:

We plan to spend the majority of our funding on marketing, R&D, and staffing needs.

Marketing: The cannecht platform itself has been the primary focus of existing capital deployments. The next phase of our growth planning includes hiring a director of marketing, growth hackers, and executing our omnichannel marketing plan designed in Q3, 2022. This includes ad spending, social media expansion, email campaigns, videos, blog, and a strong presence at numerous industry conferences/events.

R&D: The cannecht platform has been developed with stability and growth at the top of mind. Our tech stack was purposely chosen to be lean, flexible, and extensible. We are able to leverage a new worldwide focus on low/no-code developer expansion as well as established partnerships with Amazon AWS, Google Cloud, and numerous other integration partners. Our next milestones are primarily geared toward national and international expansion, modern UI updates, mobile UX development, and gamification.

Staffing: Based on an exceptionally detailed pro forma, hiring will be centered on marketing support, and account management, in that order. Leadership will be required in many areas as well.

Future operational challenges:

Our biggest operational challenge will be securing funding to scale up our business. We see marketing as an essential aspect of our operations and we need the funding to adequately activate our marketing plan. While the Company believes it can further develop the existing customer base and develop a new customer base through the marketing and promotion of the website, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix and its interactive marketplace platform offer advantages over competitive companies and products, no assurance can be given that Cannecht's products and marketplace will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

Future challenges related to capital resources:

Future operational challenges involve raising adequate resources to scale up our marketing efforts. The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that the Company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that the impending growth of the market, mainstream market acceptance and the targeted product line of Cannecht will insulate the Company from excessive reduced demand. Nevertheless, Cannecht has no control over these changes.

As a SaaS company, most majpor expenses will be payroll/COGS in nature. Advertising and Marketing will be a secondary, but equally influential, cost category. At this time, CAC is estimated at $482 in year 1, $276 in year 2, and $178 in year 3. Although these are estimates, albeit based on a highly-analyzed pro forma, the diminishing trend bodes well for the profitabliuty of the Company overall. Major expenditiures in other areas such as trade shows, related travel, platform develolment & integrations, and potential near-term office space are also detailed in financial projections developed and updated regularly by the Company.

Future milestones and events:

We plan to center our first year on marketing and growing out our branding and building a community. In the next two years, we plan to expand beyond the cannabis industry into additional markets. The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October, the Company has about $20,000 cash on hand. No additional resources at this time.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised in this campaign are critical to our operations. We have contemplated additional funding options.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If we raise the maximum, this will make up over 90% of our available funds. As such, additional funding, like this Reg CF raise, are vital to our operations.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

The cannecht platform itself has been the primary focus of existing capital deployments. The next phase of our growth planning includes hiring a director of marketing, growth hackers, and executing our omnichannel marketing plan designed in Q3, 2022.

The cannecht platform has been developed with stability and growth at top of mind. Our next milestones are primarily geared toward national and international expansion, modern UI updates, mobile UX development, and gamification.

Operational overhead can remain lean for the next 12 months while we focus on remote working and lean low/no-code infrastructure principles. SaaS integrations, partnerships, and eventual technology expansion are accounted for in this category.

How long will you be able to operate the company if you raise your maximum funding goal?

The cannecht platform itself has been the primary focus of existing capital deployments. The next phase of our growth planning includes hiring a director of marketing, growth hackers, and executing our omnichannel marketing plan designed in Q3, 2022. This includes ad spend, social media expansion, email campaigns, videos, blog, and a strong presence at numerous industry conferences/events.

Based on an exceptionally detailed pro forma, hiring will be centered on marketing support, and account management, in that order. Leadership will be required in many areas as well.

The cannecht platform has been developed with stability and growth at top of mind. Our tech stack was purposely chosen to be lean, flexible, and extensible. We are able to leverage a new worldwide focus on low/no-code developer expansion as well as established partnerships with Amazon AWS, Google Cloud, and numerous other integration partners. Our next milestones are primarily geared toward national and international expansion, modern UI updates, mobile UX development, and gamification.

Operational overhead can remain lean for the next 12 months while we focus on remote working and lean low/no-code infrastructure principles. SaaS integrations, partnerships, and eventual technology expansion is accounted for in this category.

Management expansion, travel, legal and professional association spending, and G&A oversight round out this raise. An immediate focus on platform expansion through carefully curated executive planning and design think opportunities is a documented goal here.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

We have contemplated additional funding from private angel investors.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

Valuation

Pre-Money Valuation: $7,976,350.00

Valuation Details:

Cannecht's pre-money valuation was determined by its analysis of several factors, including the management experience of its executive team, estimations from two common comparative financial methods, the estimated value of assets and "sweat equity" invested in its proprietary market platform, and the value of its fully-diluted outstanding shares.

Management's Experience & Prior Successes

Cannecht's management has extensive tenure in the cannabis industry. This is critically important to the success of the Cannecht platform due to the industry's nuanced and nascent nature. In the most recent decade, Cannecht's CEO has also been CEO of an award-winning cannabis product company, VP of Professional Services of a seed-to-sale tracking software platform, operations & supply chain consultant, and is the inventor of three industry-driven patents, including the Cannecht platform's patent-pending technology. This deep knowledge of the industry and its startup nature led directly to the ideation and formation of the Cannecht platform in early 2021. His first co-founder is an equally tenured creative with a decades-long background in brand building, half or so within the cannabis industry, with over a dozen product awards directly tied to his talents. The second co-founder is a serial entrepreneur with a proven CFO career path and ongoing mentoring + consultative public persona. This trifecta of career experience was designed to effectively bolster the fundamental strength of the Cannecht platform's more objective financial valuation methods below.

Prior Funding & Valuations of Comparable Private Competitors

Cannecht has obtained proprietary private market data of comparable companies through its own research efforts. This data examined the 100 most comparable companies in similar industries/business models that have raised equity funding in the last 12 months. The Company benchmarked itself within this private market set of available operating metrics and target fundraising amounts in order to estimate what its pre-money valuation would look like in this market segment in today's capital market conditions.

Cannecht has a strong Management Team and is beginning to build toward scaling its B2B marketplace for cannabis operators. Cannecht currently has completed its proof-of-concept phase and has built a network of cannabis operators and service providers to fill out both sides of its marketplace. Given the Company's operating data and qualitative successes, valuations near the lower quartile of the market data were selected and found to be comparable with Cannecht's own calculations.

Cannecht's most recent funding round utilized a valuation cap of $6,000,000, prior to the launch of its private, beta-testing version of its platform in March 2022. Since then it has onboarded a controlled number of early adopters who have provided supportive feedback to ensure the platform is functional, viable, valuable, and desirable to a broader audience prior to the anticipated full-scale national rollout of the platform in early 2023.

Value of Assets & Management's Investment

In addition to its beta-tested and functioning proprietary platform, the Company has secured a provisional patent from the USPTO, and trademarks for its branding and logo, with plans for additional IP filings upon completion of the platform's beta-testing.

The platform currently has 107 providers and 67 operators that were pre-selected and confirmed through IP address verification and restriction codes. The ratings and feedback received from these early users have helped to develop the platform in preparation for the planned public rollout in early 2023.

Fully-Diluted Shares Outstanding

The Company currently has 11,905,000 fully-diluted shares outstanding, excluding shares reserved by the Company. Multiplying this amount by its price per share of $.67 produces a pre-money valuation of $7,976,350.

VALUATION CONCLUSION

Based on its analysis of the above factors, Cannecht believes its pre-money valuation of $7,976,350 is reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, is converted to common stock; (ii) all outstanding options and warrants are exercised; and (iii) any shares reserved for issuance under a stock plan are excluded from calculations.

The pre-money valuation does not take into account any convertible securities currently outstanding or shares held in reserve by the Company. The Company currently has $250,000 in Convertible Notes outstanding and $435,000.00 in SAFE notes outstanding. The Company is currently holding 1,000,000 Common Stock shares pursuant to stock options, reserved but unissued. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.75 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Deferred Fee*
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,234,999.61, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  28.0%
  The cannecht platform itself has been the primary focus of existing capital deployments. The next phase of our growth planning including hiring a director of marketing, growth hackers, and executing our omnichannel marketing plan designed in Q3, 2022. This includes ad spend, social media expansion, email campaigns, videos, blog, and a strong presence at numerous industry conferences/events.

- *Company Employment*
  20.0%
  Based on a exceptionally detailed pro forma, hiring will be centered on marketing support, and account management, in that order. Leadership will be required in many areas as well.

- *Research & Development*
  20.0%
  The cannecht platform has been developed with stability and growth at top of mind. Our tech stack was purposely chosen to be lean, flexible, and extensible. We are able to leverage a new worldwide focus on low/no-code developer expansion as well as established partnerships with Amazon AWS, Google Cloud, and numerous other integration partners. Our next milestones are primarily

geared towards national and international expansion, modern UI updates, mobile UX development, and gamification.

- *Operations*
  15.0%
  Operational overhead can remain lean for the next 12 months while we focus on remote working and lean low/no-code infrastructure principles. SaaS integrations, partnerships, and eventual technology expansion is accounted for in this category.

- *Working Capital*
  11.5%
  Management expansion, travel, legal and professional association spend, and G&A oversight round out this raise. An immediate focus on platform expansion through carefully curated executive planning and design think opportunities is a documented goal here.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://cannecht.com (cannecht.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cannecht

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cannecht, Inc.

[See attached]

Cannecht, Inc. (the “Company”) a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant’s Review Report

Short Year Ended December 31, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Cannecht, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 6, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	13,860
Total Current Assets	13,860
Non-current Assets	
Computers, net of Accumulated Depreciation	2,902
Total Non-Current Assets	2,902
TOTAL ASSETS	16,762
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	2,316
Other Liabilities	593
Total Current Liabilities	2,910
Long-term Liabilities	
Future Equity Obligations	165,000
Future Equity Obligations - Related Parties	56,000
Total Long-Term Liabilities	221,000
TOTAL LIABILITIES	223,910
EQUITY	
Common Stock	118
Additional Paid in Capital	1,358
Accumulated Deficit	(208,624)
Total Equity	(207,147)
TOTAL LIABILITIES AND EQUITY	16,762

Statement of Operations

	Short Year Ended December 31, 2021
Revenue	64
Cost of Revenue	210
Gross Profit	(146)
Operating Expenses	
Advertising and Marketing	29,048
General and Administrative	102,560
Research and Development	74,363
Rent and Lease	2,202
Depreciation	322
Total Operating Expenses	208,495
Operating Income (loss)	(208,641)
Other Income	
Interest Income	17
Total Other Income	17
Provision for Income Tax	-
Net Income (loss)	(208,624)

Statement of Cash Flows

	Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(208,624)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	322
Accounts Payable	2,316
Other	593
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	3,232
Net Cash provided by (used in) Operating Activities	(205,391)
INVESTING ACTIVITIES	
Computers	(3,225)
Net Cash provided by (used by) Investing Activities	(3,225)
FINANCING ACTIVITIES	
Future Equity Obligations	165,000
Future Equity Obligations - Related Parties	56,000
Common Stock	118
Additional Paid-in-Capital	1,358
Net Cash provided by (used in) Financing Activities	222,476
Cash at the beginning of period	-
Net Cash increase (decrease) for period	13,860
Cash at end of period	13,860

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 2/19/2021 (At Inception)	-	-	-	-	-
Issuance of Common Stock	11,840,000	118	-	-	118
Additional Paid in Capital	-	-	1,358	-	1,358
Net Income (Loss)	-	-	-	(208,624)	(208,624)
Ending Balance 12/31/2021	11,840,000	118	1,358	(208,624)	(207,147)

Cannecht, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Cannecht, Inc ("the Company") was formed in Delaware on February 19th, 2021. The Company plans to earn revenue using a SaaS platform leveraging AI technology and combining them with predictive analytics to match and introduce professional services providers and licensed cannabis operators with businesses in medically and recreationally legal jurisdictions in the United States, Canada, and other countries as regulations mature. The Company's headquarters is in Bend, Oregon.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling a matching service to professional services providers serving the legal cannabis industry. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to generate matched project partnering opportunities and subsequent pre-authorized contracts presented by the service providers. The Company has three revenue streams offer unique opportunities to generate revenue including listing fees, transaction commissions, and subscriptions. Each of these fees are collected at the time of service. Listing fees are non-refundable. Transaction commissions may be refundable with a specific method of programmatic mediation initiated by either party to the transition directly on the platform. Monthly subscriptions are non-refundable. Annual subscription refunds may be refundable upon management's review for any remaining calendar quarters beyond the current quarter.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Computers	5	3,225	322	-	2,902
Grand Total	**5**	**3,225**	**322**	**-**	**2,902**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, February 19th, 2021 (Inception)	-	$-
Granted	25,000	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2020	25,000	$-
Options exercisable, December 31, 2021	25,000	$-

	Nonvested Options	Weighted Average Fair Value
Nonvested options, February 19th, 2021 (Inception)	-	$-
Granted	25,000	$-
Vested	(25,000)	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	-	$-

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 5 – Debt disclosure for information detailing Simple Agreements for Future Equity (SAFE) entered into with various employees and employee's family members during the period under review.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - During the period ending 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with both related parties and third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 15% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered was $4M.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

*The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 16,000,000 of common shares with a par value of $0.00001 per share. 11,840,000 shares were issued and outstanding as of December 31st, 2021.

Voting: Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Dividends: The directors of the corporation, subject to any restrictions contained in, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock. The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 6, 2022, the date these financial statements were available to be issued.

The Company entered into a SAFE agreement in the amount of $179,000 with the same terms as mentioned in Note 5 – Debt above.

On April 11th, 2022, the Company entered into a convertible note agreement totaling $250,000 for the purposes of funding operations. The interest on the note was 4%. The amount is to be repaid at the demand of the holder prior to conversion with maturity of 2024. The note is convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Powerful Service Matching Technology for Licensed Cannabis Businesses

INVEST IN CANNECHT TODAY!

Cannecht has developed a digital marketplace where cannabis operators and service providers quickly secure letters of intent and form trusted partnerships. This is no mere directory or listing site, it's chock full of matching and contract delivery tech. The Cannecht ...

Show more


cannecht
A next generation platform where licensed cannabis operators and cannabis industry service providers connect to sign new deals.

$0.00 Raised

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REASONS TO INVEST

- Our product optimizes and expedites contracts between cannabis service providers and business operators, filling an essential niche in a high-growth industry.
- Cannecht neither 'touches the plant' nor transacts in the movement of any regulated products. Thus, we do not fall prey to the banking risks found in more traditional cannabis technology plays.
- We are providing a game-changing service to the emerging, rapidly expanding $13.2 billion legalized marijuana market, which is projected to grow at a whopping CAGR of 25.5%.*

**Information from Grand View Research (Source)*

OVERVIEW

A Cutting-Edge Marketplace for Cannabis Services


Connecting cannabis business operators to service providers
For Consultants & Service Providers
Powerful Matching Technology
For Licensed Cannabis Businesses

We designed the cannecht platform to solve industry-wide pain points at a time of critical growth for the cannabis market. We quickly connect cannabis business operators to service providers equipped to meet their specific needs. Our plan is to generate revenue through subscription fees from providers while allowing operators access at no cost. We see our service as a major opportunity to harness the power of an emerging industry by updating the way that cannabis business partners make deals together. Cannecht has chosen not to collect fees during its platform's private beta phase and is currently pre-revenue.

THE PROBLEM & OUR SOLUTION

Quickly Pairing Operators with Service Providers

Currently, cannabis operators struggle with swiftly hiring service providers that directly meet their needs. Researching, hiring, and signing contracts can drag on for months, hampering the growth of these businesses. To our knowledge, there is no central hub for providers to find work that engages their specific skills, leading to countless hours lost seeking the next job. Now, imagine a process that takes less than 5 minutes to track down your ideal business partner AND get a pre-authorized letter of intent for review by licensed cannabis operators. If they like, they sign, and we introduce all parties immediately.
We believe it's as simple as that to level up in this industry.


Finding a Cannabis Service Provider
Problem
Operators struggle with hiring and providers lack a central hub to find work
Our Solution
Our systems help secure meaningful and authentic cannabis partnerships

Our system almost instantly guides service partners and business operators to each other, allowing both parties to customize the pricing, location, and scheduling availability of their deals. With optimizing analytics and a robust ratings system, we are building an ecosystem of repeat users to drive our revenue and increase efficiency across the cannabis industry.

THE MARKET & OUR TRACTION

Building A Critical Network in a Massive New Industry

The cannabis industry is a rapidly evolving, a dynamic market in need of quality platforms to facilitate its growth. As of 2021, the growing demand for legal marijuana is driving the $13.2 billion market to expand at a CAGR of 25.5% (Source). Currently, North America dominates this market with a revenue share of 79.6% as of 2020 (Source).


Market
21 States *legalized* cannabis
44 States *decriminalized* cannabis
Traction
150+ Immediately onboarded providers within 1 mo. of our beta launch
$685K Raised in our pre-seed investment round

Source | Source

Since our founding, we have:

- Launched our initial **beta platform** in March 2022, with our first 100 providers coming on board within the first month.
- Raised $685,000 in our **pre-seed investment round**.
- Developed complete integrations with Payment (Chargebee), Customer Success (Intercom), CRM (HubSpot), CLM (ContractBook), SMS (Twilio), Email (SendGrid), Waitlist (Prefinery), and dual banking platforms.
- Pro forma shows rapid growth over three years, including expansion into other regulated industries.
- Finalized and filed a provisional IP (patent), trademarked our logo, and are preparing more IP regularly.
- Maintained lean and effective overhead to date, fully launching a complex, technical infrastructure (less than 30% of our pre-seed capital spent on code development).
- Onboarded 150+ early adopters willing and wanting to prove extensive feedback on the platform as well as share public testimonials about our vision and execution.
- Onboarded 50+ licensed cannabis operators also in early adoption mode and eager to streamline their businesses through simplified vendor management tools.
- Developed a robust marketing campaign with one of the leading "Elite" HubSpot CRM partners in the United States and plan to aggressively deploy in early Q1, 2023.

Here's what some have to say about Cannecht so far:

"As an operator I struggle to find business partners that have experience working in cannabis and with a platform like Cannecht, I now have the ability to find the people I need to help my operation succeed."

Jake Barnes, Old School Organics

"I'll definitely be using this app to generate more business. As a boutique business it's difficult to find verified leads and Cannecht provides just the kind of marketplace we've been looking for."

Piper Cook, PLC Marketing

"Indeed it is a struggle at times for licensed operators to get the qualified help they need. I would definitely like to use your platform."

Allvann Forsyth, Higher Level Accounting

"We appreciate that it's a vetted way to find business in the cannabis industry. We are really excited to be a part of the ecosystem that Cannecht is putting together."

Greg Tung, Starch Creative

**The above testimonials may not be representative of other experts or the experiences of other customers and is not a guarantee of future performance or success.*

WHY INVEST

Launching the Growth of the Cannabis Industry

Our product optimizes and expedites contracts between cannabis service providers and business operators, filling an essential niche

Cannecht is completely hands-off during the movement of regulated products, so we don't fall prey to banking risks

We're providing a game-changing service to the emerging, rapidly expanding $13.2 billion legalized marijuana market (25.5% CAGR)

Source

Our vision is to rapidly and efficiently match business partners to get deals done in minutes, not months. We see ourselves as leaders in this essential niche of a multi-billion dollar industry, as according to our research no other platform quite like this exists.

Now that our beta platform has launched, we plan to invest heavily in marketing to rapidly grow our user base. Visit Cannecht on LinkedIn, Instagram, Facebook, and Twitter to learn more about the business. Join us as we **connect** cannabis business operators and service providers throughout the country.

ABOUT

HEADQUARTERS
70 SW Century Dr #1119
Bend, OR 97702

VALUATION
$7.98M

Cannecht has developed a digital marketplace where cannabis operators and service providers quickly secure letters of intent and form trusted partnerships. This is no mere directory or listing site, it's chock full of matching and contract delivery tech. The Cannecht platform saves time and money on the 'last mile' of business partner negotiations and discovery processes. All within an easy-to-navigate and familiar user interface. The recently legalized cannabis market is experiencing explosive growth, and our platform is positioned well to provide a key service vital to the industry's development. With our beta product launched and a rapidly growing community of users, we believe we are ready to build the future of cannabis business marketplaces.

TEAM



Peter Crawford
CEO & Founder

Pete Crawford has recruited, managed, and automated people, processes, and platforms within service delivery, healthcare, hospitality, CPG, and SaaS organizations throughout his career. He has an innate affinity for modern software platforms and an observant, analytical, and collaborative leadership style. Seeing the infinite potential and dire need for process management in this nascent industry, Pete dove headfirst into the cannabis world in 2014.



Elizabeth May
CFO & Co-Founder

Elizabeth researches revenue opportunities and spearheads fundraising initiatives to grow cannecht. Additionally, her role encompasses developing and managing budgets, overseeing all HR activities, financial IT systems, risk management, and forecasting and analyzing economic trends.

Elizabeth works full-time for Cannecht while also working approximately 10 hours per month as Fund Accountancy and Business Development Advisor for Money Management Podcast.



Carlos Perez
Creative Advisor & Co-Founder

Carlos Perez has been building brands for over 30 years. He is an exceptionally skilled designer specializing in directing creative and brand initiatives for dozens of CPG products. Carlos worked on campaigns with companies like Fossil Watches and LucasArts early in his career and has spent more than a decade working with prominent craft beer and cannabis brands. He is currently a partner and brand director of vice brands like Roganja and Massive Seeds, and his work with craft cannabis brand Lunchbox Alchemy led to multiple awards for branding and marketing.

Carlos works part-time for Cannecht while also working full-time as the Creative Director for Perez Design. Carlos previously was the Creative Director of the company from 2021-2022.



Jonathan Reynolds
Board Director

Jon is an experienced IT professional with 25 years of practice in the Information Technologies industry. His background includes Alliances, Sales Leadership, Delivery Leadership, Consulting Services Operations, Cloud Workflow Platforms, Services Architecture, Project Management, and Business Process Transformation. Jon is a proven leader in managing high-performance teams, optimizing and scaling business operations to deliver industry-leading results.



Preston Callicott
Board Director & Strategic Advisor

After over a decade spent in large corporations, Preston drank the Koolaid and made the leap to Silicon Valley-based startups in executive management roles for business development, product development, and information technology. He found his passion for leading innovative, nimble teams, moving at Mach-2 and pivoting like a Latin dancer.

TERMS

Cannecht

Overview

PRICE PER SHARE
$0.67

VALUATION
$7.98M

DEADLINE
Mar 15, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$150.75

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.61

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
14,925

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,843,283

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**Cannecht, Inc.**
Corporate Address	:	**70 SW Century Dr #1119, Bend, OR 97702**
Offering Minimum	:	**$9,999.75**
Offering Maximum	:	**$1,234,999.61**
Minimum Investment Amount (per investor)	:	**$150.75**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**14,925**
Maximum Number of Shares Offered	:	**1,843,283**
Price per Share	:	**$0.67**

Pre-Money Valuation : $7,976,350.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

<u>Loyalty Bonus | 5% Bonus Shares</u>

Because you've been involved in our earlier investment rounds, you are eligible for additional bonus shares.

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares,

<u>Amount-Based:</u>

$500+ | Germination

Help us plant the seeds of the Cannecht platform so we can continue to plan our radical feature roadmap. With this investment, we'll send you a custom Cannecht garden plaque commemorating your investment + limited edition Cannecht shirt.

$1,000+ | Seedling

Everything in the Germination level + an exclusive Cannecht swag pack (shirt, hat, and canvas bag) + your name or company name memorialized in the "Growth Partners" section on our website. Plus, a shareable $250 Cannecht platform credit.

$2,500+ | Vegetative

Everything in Seedling + $500 Cannecht platform credit + dinner with the founders at one of four quarterly industry events in 2023 or 2024.

$5,000+ | Pre-flowering

Everything in Vegetative + $1,000 Cannecht platform credit + flight for one guest (within the US) & hotel for two nights at either MJBiz conference in Las Vegas (November 2022) or our Bend, Oregon hometown in Spring 2023 (Founders dinner also included).

$10,000+ | Flowering

Everything in Pre-flowering + $1,500 Cannecht platform credit + invitation to our quarterly investor advisory/platform design meetings.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Cannecht will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.67 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $67. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

PRESS

2022 Growth Stage Semifinalists Announced

Cannecht named a BendVenture 2022 Growth Stage Semifinalist

View Article

Benzinga

Meet The Cannabis Matchmaking Platform That Connects Operators & Service Providers

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Cannecht is a web and mobile responsive platform that enables cannabis business operators to quickly select and start partnerships with professional services providers...

...such as attorneys and other legal services...

...financial services like accounting & bookkeeping, tax preparation, and payroll processing...

...laboratory services including couriers and packaging...

...and dozens of other cannabis business partners.

Cannecht rapidly gets DEALS done, as Letters of Intent, NOT just leads waiting to be followed up on...

The days of time-consuming lead generation are behind us. No one likes this game.

While our customers may work directly with cannabis...

...Cannecht is a non-plant touching platform and we do NOT encounter banking barriers.

So, let's talk about what we do, exactly...

As a cannabis licensee, or "operator", imagine creating your project requirements just once on the Cannecht platform and matching to the exact service partner you need within minutes.

Yes...like dating.

Kinda.

How, you may ask?

First, providers define their services by answering category-relevant questions in a familiar chatbot interface.

They can create and manage as many unique service, price, and availability combinations as they'd like.

In turn, operators define their project requirements by answering similar questions while our algorithms refine available providers behind the scenes.

Then, Cannecht instantly displays available providers complete with scoring, badging, location, experience in the industry, and other important business metrics...

...Finally, operators select their preferred providers and...

...Cannecht presents provider-approved letters of intent ready for review.

Operators can discuss terms with their management teams, e-sign their LOI, automatically schedule project kickoffs, and chat with project leads directly on the platform.

We accelerate cannabis business partner selection from days and weeks to just minutes...

...and offer a single source for project partners to find each other, negotiate, and communicate.

Our revenue model is diversified, with three revenue streams designed into the platform:

1. Providers pay a small fee for each service they list on Cannecht. They have full control and can list as many as they'd like, reprice, reschedule, pause, transfer, copy, or simply archive them for later.

2. Cannecht earns a commission based on contract value for each matched project.

3. Monthly and annual subscriptions with value-added features reduce churn and create community.

Cannecht is a registered Delaware C Corporation...

...founded in 2021 by Peter Crawford, a 9-year industry executive and inventor.

We're headquartered in beautiful Bend, Oregon.

We raised over $680,000 in a pre-seed round with 16 investors through SAFE and Convertible Note offerings...

...and launched our private beta in March 2022 where we onboarded our first 100+ providers and 50+ operators. Now, it's time to go BIGGER. The Cannecht platform is ready!

Now, we‘re seeking to raise $1,000,000 on StartEngine to publicly launch in Q1, 2023 and for 9 months’ runway thereafter.

We'll use these funds to expand our customer acquisition efforts nationally within the first two quarters of 2023, and internationally by the end of the year...

...and to expand our technical, sales, and operational teams to meet the expected demand.

We're really excited for our future!

Thank you for your support.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.